Exhibit 99.1

IBEX Limited Announces Second Quarter of Fiscal Year 2022 Financial Results

Key Highlights

●Revenue increased 12.8% to $132.2 million, representing a combined two-year growth of 23%
●Revenue generated from clients won since FY16 grew 57%, representing 70% of total revenues
●	Net income increased to $8.5 million, compared to $2.5 million in the prior year quarter.
●	Fully diluted earnings per share increased to $0.45, compared to $0.13 in the prior year quarter.
●	Non-GAAP adjusted EBITDA was $17.8 million, compared to $18.0 million in the prior year quarter and up from $11.5 million sequentially
●	Robust and rapid diversification of our client base
●Continued 100% retention of our top 20 clients
●	Majority shareholder, TRGI, retired a portion of its share capital and approved a partial transfer of its ownership stake in ibex to its shareholders, which will increase the company’s public float over time
●Board of Directors approved $20 million share repurchase program
●	Insider plan buying across key members of ibex’s Board and Executive Leadership Team
●	Raising fiscal year 2022 revenue growth guidance to 10 to 12 percent from 7 to 9 percent previously and reaffirming adjusted EBITDA guidance

WASHINGTON, DC— February 16, 2022—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its second fiscal quarter ended December 31, 2021.

“Our business is accelerating as our strategic shift into the digital-first marketplace takes effect,” said Bob Dechant, CEO of ibex. “In Q2, we delivered the highest quarterly revenue in the company’s history, which represented a 12.8% growth from prior year. Our business will continue to pick up pace in the second half of the fiscal year, driven by growth from our integrated omnichannel solutions across both our new and existing clients. Revenues from our new customers since 2016, which represent our strategic shift into the digital-first marketplace, grew by an impressive 57% on a year over year basis and now represent 70% of our total company revenue, up from 50% a year ago. Our legacy 3 clients, which at the time of the IPO were our largest 3 clients and predominantly Telco, now represent less than 20% of our total revenues, compared to 36% a year ago and 38% at the time of our IPO.  We are excited about the trajectory of the business for the second half of FY22 and beyond due to the increasing dominance in our top line by our more recent customer wins.”

Dechant continued, “I’m very excited about our performance and outlook, particularly the robust and rapid diversification of our client base.  We've added exceptional high-growth brands and today our top 5 clients represent 41% of our business, versus approximately 54% at the time of our IPO, and we now have nearly 50 clients with more than $1 million of annual revenue. Our largest client represents just 12% of revenue.  The level of diversification is now a true competitive advantage for Ibex and is exceptional for a BPO provider of any size.

While revenue growth for the quarter was strong and margins improved sequentially, adjusted EBITDA was flat on a year-over-year comparison. This was driven primarily by the costs associated with ramping our business such as agent training and investment in overhead.  Consequently, our EBITDA margin was down year over year from 15.3% to 13.5%.  We expect our overall margins to improve in the second half of the year as our ramp training costs stabilize.

In January, we also had a broadening of our ownership structure. TRGI, our majority shareholder, retired a portion of its share capital and approved the transfer of a portion of the ibex shares held by TRGI to some of its shareholders. This has reduced TRGI’s stake in ibex from 62% to 35%, which will meaningfully broaden our public float over time. We welcome the transition of the holdings in ibex of these new shareholders from an indirect stake via TRGI to becoming direct ibex shareholders.

Overall, we are very confident about the outlook in our business. This was demonstrated by the recent share repurchase announcement where our board authorized us to buy back up to $20 million of our common shares, at what we expect will be a very attractive IRR for our shareholders. Additionally, key members of our Executive Leadership Team and Board, including myself, participated in planned purchases in December.”

Second Quarter of Fiscal Year 2022 Financial Highlights

Revenue

●	Revenue increased 12.8% to $132.2 million, compared to $117.2 million in the prior year quarter.
●	Revenue related to our new clients won since FY16 grew 57% compared to the prior year quarter and now represents 70% of our quarterly revenue.
●	Our current quarter revenue growth was partially impacted by decreases related to our legacy top 3 clients. Our legacy top 3 clients now represent less than 20% of our revenue and consequently are expected to have less of an impact on our revenue outlook.

Net Income

●	Net income increased to $8.5 million, compared to $2.5 million in the prior year quarter. The increase in net income was primarily driven by a decrease in the fair value measurement related to the warrant liability offset by an increase in depreciation as we continue to invest in the growth of the business.
●	Net income margin increased to 6.4%, compared to 2.1% in the prior year quarter.
●	Non-GAAP adjusted net income was $5.2 million, compared to $6.1 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin decreased to 3.9%, compared to 5.2% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA was $17.8 million, compared to $18.0 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin was 13.5%, compared to 15.3% in the prior year quarter (see Exhibit 2 for reconciliation).
●	Adjusted EBITDA margin decreased primarily due to costs associated with ramping our business such as agent training and investment in overhead.

Earnings Per Share

●	IFRS basic and fully diluted earnings per share were $0.46 and $0.45, respectively, compared to $0.14 and $0.13, respectively, in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share were $0.27, compared to $0.33 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash Flow and Balance Sheet

●	Cash flow from operations was $3.4 million, compared to $4.3 million in the prior year quarter.
●	Capex increased to $11.8 million, compared to $6.4 million in the prior year quarter, as we invest for the future and expand our capacity across existing and new geographies.
●	Cash and cash equivalents were $51.5 million, total borrowings were $37.7 million, and lease liabilities were $89.4 million as of December 31, 2021, compared to cash and cash equivalents of $57.8 million, total borrowings of $28.5 million, and lease liabilities of $84.0 million as of June 30, 2021.

Business Highlights

●	Won three new clients in the quarter and twelve in the fiscal year-to-date. We expect our new clients that launched this year to generate in-year revenue of more than $50 million, which will represent a 66% increase from the in-year revenues from new clients in the prior fiscal year. Our past cohort trends indicate that annual revenues from new clients increase by a factor of 2.5-3.5x from year one to year two. We expect this trend to continue for our cohort of new clients in fiscal 2022 at a slightly more moderated level of 2x, which will provide a strong revenue driver for the next few years.
●	Revenue generated from FinTech and Healthcare (our two strategic investment verticals since FY20) increased 100% from the prior year quarter and now represent 20% of our business. These verticals are on track to generate over $100 million of annual revenues in fiscal 2022, compared to $44 million only two years ago.
●	Legacy top 3 client concentration decreased to 19.9% of revenue from 36% in the prior year.
●	Telecommunications vertical decreased to 17.2% of revenue from 30% in the prior year.
●	Added over 2,500 seats in high margin nearshore and offshore locations.
●	Successfully launched in a new region, Honduras, with a strategic client and over 250 employees.
●	ibex Cares raised over $200,000 for our team members affected by the devastating Typhoon Odette (Rai) in the Philippines, with 50% of the funds raised by our very own team members.

Fiscal Year 2022 Business Outlook

We are raising our revenue guidance while reaffirming adjusted EBITDA and capex guidance for our fiscal year 2022.

●	Raising fiscal year 2022 organic revenue growth to 10% to 12% from 7% to 9% previously. Revenue growth will continue to accelerate as we onboard new capacity.
●Reaffirming adjusted EBITDA guidance of $69.0 million to $71.0 million.
●	Reaffirming capex guidance of $30.0 million to $35.0 million. We expect to return to lower capex spend when social distancing restrictions subside.

Share Repurchase Authorization

During the quarter, the company’s board of directors has authorized the repurchase of up to $20 million of the company’s common shares. As of February 15, the company has repurchased $1.3 million of its common shares at an average price of $13.95 per share.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its second quarter of fiscal year 2022 financial results at 4:30 p.m. Eastern Time today, February 16, 2022. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 3209898. The webcast will be available live on the investors section of ibex’s website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on February 16, 2022, until 7:30 p.m. Eastern Time on February 23, 2022, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 3209898. In addition, an archived webcast will be available on the Investors section of ibex’s website at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica, Nicaragua, and Honduras; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 14, 2021 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact: Daniel Bellehsen, Executive Vice President, Investor Relations & Corporate Development, ibex, Dan.Bellehsen@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	December 31,	June 30,
US$ in thousands	2021	2021

Assets
Current assets
Cash and cash equivalents	$51,531	$57,842
Trade and other receivables	103,788	81,104
Due from related parties	1,239	1,755
Warrant asset	869	673
Total current assets	$157,427	$141,374

Non-current assets
Property and equipment	$40,989	$30,828
Right of use assets	79,680	75,875
Goodwill	11,832	11,832
Other intangible assets	3,389	3,209
Warrant asset	1,281	1,420
Investment in joint venture	260	258
Deferred tax asset	3,374	4,252
Other assets	5,438	5,239
Total non-current assets	$146,243	$132,913
Total assets	$303,670	$274,287

Liabilities and equity
Current liabilities
Trade and other payables	$60,722	$54,863
Deferred revenue	7,856	4,077
Lease liabilities	13,357	12,121
Borrowings	37,108	26,716
Due to related parties	3,706	4,275
Income tax payables	2,400	3,663
Total current liabilities	$125,149	$105,715

Non-current liabilities
Deferred revenue	$4,583	$3,010
Lease liabilities	76,025	71,878
Borrowings	570	1,801
Deferred tax liability	86	86
Other non-current liabilities	5,090	11,138
Total non-current liabilities	$86,354	$87,913
Total liabilities	$211,503	$193,628

Equity
Share capital	$2	$2
Additional paid-in capital	158,024	158,157
Other reserves	33,342	33,180
Accumulated deficit	(99,201)	(110,680)
Total equity	$92,167	$80,659
Total liabilities and equity	$303,670	$274,287

IBEX Limited

Unaudited Consolidated Statements of Profit or Loss

and Other Comprehensive Income / (Loss)

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, except share and per share amounts	2021	2020	2021	2020
Revenue	$132,184	$117,181	$240,757	$225,952

Payroll and related costs	91,491	78,960	167,928	151,224
Share-based payments	144	617	504	2,706
Reseller commission and lead expenses	3,489	3,399	6,681	7,501
Depreciation and amortization	8,669	6,983	16,312	13,422
Fair value measurement of share warrants	(4,187)	2,159	(6,987)	5,745
Other operating costs	20,463	18,729	38,487	39,933
Income from operations	$12,115	$6,334	$17,832	$5,421

Finance expenses	$(2,310)	$(2,374)	(4,420)	(4,613)
Income before taxation	$9,805	$3,960	$13,412	$808

Income tax expense	$(1,340)	$(1,472)	(1,933)	(1,743)
Net income / (loss)	$8,465	$2,488	$11,479	$(935)

Other comprehensive income / (loss)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(157)	$(77)	$(602)	$(113)
Cash flow hedges - changes in fair value	29	52	(282)	85
	$(128)	$(25)	$(884)	$(28)
Total comprehensive income / (loss)	$8,337	$2,463	$10,595	$(963)

Earnings / (loss) per share
Basic	$0.46	$0.14	$0.63	$(0.05)
Diluted	$0.45	$0.13	$0.61	$(0.05)

Weighted average shares outstanding
Basic	18,294,304	17,988,508	18,270,488	17,183,501
Diluted	18,815,099	18,719,169	18,884,220	17,931,867

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended December 31,		Six months ended December 31,
US$ in thousands	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$9,805	$3,960	$13,412	$808
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	8,669	6,983	16,312	13,422
Amortization of warrant asset	237	243	(57)	448
Foreign currency translation loss / (gain)	16	55	(6)	203
Fair value measurement of share warrants	(4,187)	2,159	(6,987)	5,745
Share-based payments	144	617	504	2,706
Allowance of expected credit losses	(99)	209	(324)	452
Share of profit from investment in joint venture	(211)	(103)	(436)	(226)
Gain on lease terminations	(5)	-	(7)	(192)
Provision for defined benefit scheme	59	66	78	144
Finance expenses	2,310	2,374	4,420	4,613
Increase in trade and other receivables	(14,352)	(257)	(21,949)	(10,984)
Decrease / (increase) in prepayments and other assets	70	(381)	(199)	(697)
Increase / (decrease) in trade and other payables and other liabilities	3,916	(8,101)	10,832	1,052
Cash inflow from operations	6,372	7,824	15,593	17,494
Interest paid	(2,310)	(2,374)	(4,420)	(4,613)
Income taxes paid	(675)	(1,163)	(888)	(2,655)
Net cash inflow from operating activities	$3,387	$4,287	$10,285	$10,226

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(11,330)	$(5,804)	$(16,265)	$(8,705)
Purchase of other intangible assets	(487)	(557)	(876)	(867)
Dividend received from joint venture	228	112	433	227
Net cash outflow from investing activities	$(11,589)	$(6,249)	$(16,708)	$(9,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$35,317	$34,231	$60,132	$66,575
Repayments of line of credit	(24,307)	(23,908)	(49,227)	(55,296)
Proceeds from borrowings	-	-	-	1,714
Repayment of borrowings	(1,604)	(3,031)	(3,842)	(5,827)
Payment of related party loans	-	(1,614)	-	(1,614)
Net proceeds from initial public offering	-	-	-	63,107
Payment of listing related costs	-	(227)	-	(1,052)
Principal payments on lease obligations	(3,524)	(8,575)	(6,547)	(11,630)
Dividend distribution	-	-	-	(4,000)
Purchase of treasury shares	(36)	-	(36)	-
Net cash inflow / (outflow) from financing activities	$5,846	$(3,124)	$480	$51,977
Effects of exchange rate difference on cash and cash equivalents	(99)	(78)	(368)	(113)
Net (decrease) / increase in cash and cash equivalents	$(2,455)	$(5,164)	$(6,311)	$52,745
Cash and cash equivalents at beginning of the period	$53,986	$79,779	$57,842	$21,870
Cash and cash equivalents at end of the period	$51,531	$74,615	$51,531	$74,615

Non-cash items
New leases	6,656	11,168	14,406	21,530
Change in accounts payable related to fixed assets	(2,282)	-	2,057	-

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income / (loss) before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income / (loss) to adjusted net income for the periods presented:

	Three months ended December 31,				Six months ended December 31,
	2021		2020		2021		2020
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount		Per Share
Net income / (loss)	$8,465	$0.45	$2,488	$0.13	$11,479	$0.61	$(935)		$(0.05)	(b)
Non-recurring expenses	850	0.05	1,593	0.09	1,712	0.09	5,991		0.33
Amortization of warrant asset	237	0.01	243	0.01	(57)	(0.01)	448		0.03
Foreign currency translation (gain) / loss	16	0.00	55	0.00	(6)	(0.00)	203		0.01
Fair value measurement of share warrants	(4,187)	(0.23)	2,159	0.12	(6,987)	(0.37)	5,745		0.32
Share-based payments	144	0.01	617	0.03	504	0.03	2,706		0.15
Gain on lease terminations	(5)	(0.00)	-	-	(7)	(0.00)	(192)		(0.01)
Total adjustments	$(2,945)	$(0.16)	$4,667	$0.25	$(4,841)	$(0.26)	$14,901		$0.83
Tax impact of adjustments(a)	(346)	(0.02)	(1,016)	(0.05)	(595)	(0.03)	(2,376)		(0.13)
Adjusted net income	$5,174	$0.27	$6,139	$0.33	$6,043	$0.32	$11,590		$0.65
Adjusted net income margin	3.9%		5.2%		2.5%		5.1%

Weighted average shares outstanding - basic	18,294,304	0.28	17,988,508	0.34	18,270,488	0.33	17,183,501		0.68
Dilutive impact of share-based compensation and the Amazon warrant	520,795	(0.01)	730,661	(0.01)	613,732	(0.01)	748,366		(0.03)
Weighted average shares outstanding - diluted and adjusted fully diluted earnings per share	18,815,099	$0.27	18,719,169	$0.33	18,884,220	$0.32	17,931,867	(c)	$0.65

(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.
(b)	For the period noted, the amount represents net income divided by the weighted average shares outstanding – diluted.
(c)	The weighted average shares outstanding – diluted for the six months ended December 31, 2020 reflect an additional 748,366 shares that are anti-dilutive on an IFRS basis.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income / (loss) before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income / (loss) to adjusted EBITDA for the periods presented:

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, unaudited	2021	2020	2021	2020
Net income / (loss)	$8,465	$2,488	$11,479	$(935)
Finance expenses	2,310	2,374	4,420	4,613
Income tax expense	1,340	1,472	1,933	1,743
Depreciation and amortization	8,669	6,983	16,312	13,422
EBITDA	$20,784	$13,317	$34,144	$18,843
Non-recurring expenses	850	1,593	1,712	5,991
Amortization of warrant asset	237	243	(57)	448
Foreign currency translation (gain) / loss	16	55	(6)	203
Fair value measurement of share warrants	(4,187)	2,159	(6,987)	5,745
Share-based payments	144	617	504	2,706
Gain on lease terminations	(5)	-	(7)	(192)
Adjusted EBITDA	$17,839	$17,984	29,303	33,744
Adjusted EBITDA margin	13.5%	15.3%	12.2%	14.9%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, unaudited	2021	2020	2021	2020

Net cash provided by operating activities	$3,387	$4,287	$10,285	$10,226

Less:
Cash capital expenditures	11,817	6,361	17,141	9,572
Free cash flow(1)	$(8,430)	$(2,074)	$(6,856)	$654

(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,411 and $2,843 for the quarter ended and $6,426 and $5,171 for the six months ended December 31, 2021 and 2020, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	December 31,	June 30,
US$ in thousands, unaudited	2021	2021
Borrowings
Current	$37,108	$26,716
Non-current	570	1,801
	$37,678	$28,517
Leases
Current	$13,357	$12,121
Non-current	76,025	71,878
	$89,382	$83,999
Total debt	$127,060	$112,516
Cash and cash equivalents	51,531	57,842
Net debt	$75,529	$54,674